William R. Burkhart
Senior Vice President and
General Counsel
The Timken Company
Mail Code: GNE-14
1835 Dueber Ave SW
PO Box 6928
Canton, OH 44706-0928
United States

Telephone: 330-471-3002
Facsimile: 330-471-4041
william.burkhart@timken.com

October 25, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Timothy A. Geishecker, Senior Counsel
Re:	Timken Co. Definitive 14A Filed on March 23, 2007 File Number 001-01169
Dear Mr. Geishecker:
The Timken Company (the “Company”) received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 (the “Comment Letter”) with respect to its definitive proxy statement, filed March 23, 2007.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter by October 26, 2007 or tell the Commission by that time when the Company will provide a response. Pursuant to your conversation yesterday with Dave Basinski of the Timken Legal Department, the Company will be unable to respond by October 26, 2007, but anticipates responding by November 26, 2007. This additional time will enable the Company to fully and adequately respond to the Commission’s comments.
If you have any questions regarding the foregoing, please contact David Basinski at (330) 471-7362.

Very truly yours,
/s/ William R. Burkhart

William R. Burkhart

/jlb